UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2025

Commission file number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Reference is made to the Report of Foreign Private Issuer on Form 6-K submitted by SciSparc Ltd. (the “Company”) to the U.S. Securities Exchange Commission (the “SEC”) on April 11, 2024 (the “Prior 6-K”). In connection with signing the Agreement and Plan of Merger dated April 10, 2024, as amended on August 14, 2024, November 26, 2024, March 27, 2025, and May 8, 2025, (the “Merger Agreement”) by and among the Company, AutoMax Motors Ltd., an Israeli limited company (“AutoMax”), and SciSparc Merger Sub Ltd., an Israeli limited company and wholly-owned subsidiary of the Company (“Merger Sub”), as disclosed in the Prior 6-K, the Company is filing the financial statements contained in the exhibits below.

On August 14, 2024, November 26, 2024, March 27, 2025, and May 8, 2025, the parties entered into addendums to the Merger Agreement (the “Merger Agreement Addendums”), pursuant to which: (i) the right to terminate the Merger Agreement, if the Merger (as defined below) was not consummated by August 30, 2024, was ultimately deferred to September 30, 2025; (ii) the definition of “Exchange Ratio” was revised to remove the rounding to four decimal places of the Exchange Ratio and (iii) the definition of “Bondholders” was revised to include holders of AutoMax’s Series C Bonds.

Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, which was included as Exhibit 99.1 to the Prior 6-K and the Merger Agreement Addendums, including approval of the transaction by the Company’s shareholders and AutoMax’s shareholders, Merger Sub will be merged with and into AutoMax, with AutoMax surviving the Merger as a wholly-owned subsidiary of the Company (the “Merger”).

At the effective time of the Merger (the “Effective Time”, as further defined in the Merger Agreement) each outstanding share of AutoMax’s share capital will be converted into the right to receive ordinary shares, no par value, of the Company (the “Ordinary Shares”).

The unaudited pro forma condensed combined financial information that has been included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K does not necessarily reflect what the Company’s results of operations, financial position or cash flows would have been during the periods presented had the Merger been completed in prior periods and does not necessarily indicate what the Company’s results of operations, financial position, cash flows or costs and expenses will be in the future.

Additional Information and Where You Can Find It

In connection with the proposed transactions between the Company and AutoMax, the Company has filed a registration statement and a proxy statement with the SEC. This communication is not a substitute for the registration statement, the proxy statement or any other documents that the Company may file with the SEC or send to its shareholders in connection with the proposed transactions. Before making any voting decision, investors and securityholders are urged to read the registration statement or the proxy statement, as applicable, and all other relevant documents filed or furnished or that will be filed with or furnished to the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

You may obtain free copies of the proxy statement and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC at www.sec.gov. Once filed, the proxy statement will be available free of charge on the Company’s website at https://investor.scisparc.com/, by contacting the Company’s Investor Relations at IR@scisparc.com or by phone at +972-3-6167055.

Participants in Solicitation

The Company, AutoMax and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of the Company’s Ordinary Shares in connection with the proposed transaction. Information about the Company’s directors and executive officers is set forth in the Company’s Annual Report on Form 20-F, for the year ended December 31, 2024, filed with the SEC on April 24, 2025. Other information regarding the interests of such individuals, as well as information regarding AutoMax’s directors and executive officers and other persons who may be deemed participants in the proposed transaction, will be set forth in the proxy statement, which will be filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This Report of Foreign Private Issuer on Form 6-K will not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Incorporation by Reference

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-286099, 333-275305, 333-269839, 333-266047,  333-255408 and 333-248670) and on Form S-8 (File Nos. 333-278437, 333-225773 and 333-286791) filed with the SEC to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Unaudited Pro Forma Condensed Combined Financial Information.
99.2	Audited Consolidated Financial Statements of AutoMax Motors Ltd., for the year ended December 31, 2024.
99.3	Consent of Ben David Shalvi Kop, independent registered accounting firm for AutoMax Motors Ltd.
104	Cover Page Interactive Data File (embedded within Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: June 9, 2025	By:	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Executive Officer and Chief Financial Officer

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